FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A summary translation of Huaneng Power International, Inc. (the “Registrant”) Chinese announcement regarding payment of corporate bond interest of the Registrant in 2013.

Summary Translation of Huaneng Power International, Inc. Chinese Announcement Regarding Payment of Corporate Bond Interest in 2013

The board of directors of Huaneng Power International, Inc. (the “Company”) issued an announcement in Chinese on April 26, 2013 regarding payment of the interest accrued on its corporate bonds (the “Interest Payment Announcement”).  For more information of the Interest Payment Announcement, please refer to the Chinese announcement dated April 26, 2013 filed by the Company on the website of the Hong Kong Exchanges and Clearing Limited.

Below is summary translation of the Interest Payment Announcement.

Summary translation of the Interest Payment Announcement

The Company will pay the interest accrued between May 8, 2012 and May 7, 2013 on the first tranche of the corporate bonds issued by the Company for 2008 (the “Bonds”).  The Bonds consist of ten-year term bonds with principal amount equal to RMB 4.0 billion and a fixed interest rate of 5.20% per annum.  The Bonds have been listed and traded on the Shanghai Stock Exchange on and from May 21, 2008.  The interest accrued on the Bonds between May 8, 2012 and May 7, 2013 will be payable on May 8, 2013 to the holders of the Bonds whose names appear on the register thereof maintained by the China Securities Depository and Clearing Corporation Limited, Shanghai Branch, after close of trading on the Shanghai Stock Exchange on May 7, 2013.  Payments to individual holders are subject to a withholding tax of 20%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 26, 2013